                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               VISTAPRINT LIMITED
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                    G93762204
                                 (CUSIP Number)

                                DECEMBER 31, 2005
             (Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO G93762204                     13G                    PAGE 2 OF 10 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     HarbourVest Partners, LLC
     I.R.S. No. 04-3335829
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
     N/A
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER
                   2,068,127
  Number of    -----------------------------------------------------------------
   Shares      6   SHARED VOTING POWER
Beneficially       0
  Owned by     -----------------------------------------------------------------
    Each       7   SOLE DISPOSITIVE POWER
  Reporting        2,068,127
   Person      -----------------------------------------------------------------
    With       8   SHARED DISPOSITIVE POWER
                   -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,068,127
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IA
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO G93762204                     13G                    PAGE 3 OF 10 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     HarbourVest VI-Direct Associates LLC
     I.R.S. No. 04-3464301
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
     N/A
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER
                   0
  Number of    -----------------------------------------------------------------
   Shares      6   SHARED VOTING POWER
Beneficially       2,068,127
  Owned by     -----------------------------------------------------------------
    Each       7   SOLE DISPOSITIVE POWER
  Reporting        0
   Person      -----------------------------------------------------------------
    With       8   SHARED DISPOSITIVE POWER
                   2,068,127
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,068,127
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     00
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO G93762204                     13G                    PAGE 4 OF 10 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     HarbourVest Partners VI-Direct Fund L.P.
     I.R.S. No. 04-3463407
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
     N/A
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER
                   0
  Number of    -----------------------------------------------------------------
   Shares      6   SHARED VOTING POWER
Beneficially       2,068,127
  Owned by     -----------------------------------------------------------------
    Each       7   SOLE DISPOSITIVE POWER
  Reporting        0
   Person      -----------------------------------------------------------------
    With       8   SHARED DISPOSITIVE POWER
                   2,068,127
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,068,127
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO G93762204                     13G                    PAGE 5 OF 10 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     D. Brooks Zug
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
     N/A
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER
                   0
  Number of    -----------------------------------------------------------------
   Shares      6   SHARED VOTING POWER
Beneficially       2,068,127
  Owned by     -----------------------------------------------------------------
    Each       7   SOLE DISPOSITIVE POWER
  Reporting        0
   Person      -----------------------------------------------------------------
    With       8   SHARED DISPOSITIVE POWER
                   2,068,127
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,068,127
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO G93762204                     13G                    PAGE 6 OF 10 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Edward W. Kane
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
     N/A
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER
                   0
  Number of    -----------------------------------------------------------------
   Shares      6   SHARED VOTING POWER
Beneficially       2,068,127
  Owned by     -----------------------------------------------------------------
    Each       7   SOLE DISPOSITIVE POWER
  Reporting        0
   Person      -----------------------------------------------------------------
    With       8   SHARED DISPOSITIVE POWER
                   2,068,127
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,068,127
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)   Name of Issuer:

            Vistaprint Limited. (the "Company")

Item 1(b)   Address of Issuer's Principal Executive Offices:

            Canon's Court
            22 Victoria Street
            Hamilton, HM 12
            Bermuda

Item 2(a)   Name of Person Filing:

            This filing is made on behalf of HarbourVest Partners, LLC ("HarbourVest"), Edward W. Kane ("Kane"), D. Brooks Zug ("Zug") and HVP VI-Direct Associates LLC ("Associates VI"), who may be deemed to be beneficial owners of the Company's stock, and HarbourVest Partners VI-Direct Fund L.P. ("Fund VI"), the record owner of the Company's stock (together the "Reporting Persons").

Item 2(b)   Address of the Principal Offices:

            The principal business office of each Reporting Person is One Financial Center, 44th floor, Boston, Massachusetts 02111.

Item 2(c)   Citizenship:

            HarbourVest, Associates VI and Fund VI are organized and exist under the laws of the State of Delaware. Kane and Zug are United States citizens.

Item 2(d)   Title of Class of Securities:

            Common Shares

Item 2(e)   CUSIP Number:

            G93762204

Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            Not applicable

Item 4 Ownership: HarbourVest has beneficial ownership of 2,068,127 Common Shares of the Company. HarbourVest is the managing member of Associates VI, which is the general partner of Fund VI. Fund VI is the record and ultimate owner of 2,068,127 shares of common stock. HarbourVest, in its capacity as managing member of the general partner of Fund VI, has the sole power to vote and dispose of the securities held by Fund VI. Messrs. Kane and Zug are Managing Members of HarbourVest. As such, they share the voting control of HarbourVest. While neither of them owns of record any shares of Vistaprint Limited, as the result of their positions, Kane and Zug may be deemed to be beneficial owners of and to have the power to exercise or to direct the exercise of voting and/or dispositive power with respect to the shares reported herein. Messrs. Kane and Zug disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own, except to the extent of any pecuniary interest therein.

            (b)  Percent of Class: 5.2% of the Common Shares.

            (c)  Number of shares as to which such person has:

                 (i)  sole power to vote or to direct the vote:

                      HarbourVest has sole power to vote or to direct the vote of 2,068,127 Common Shares.

                 (ii) shared power to vote or to direct the vote:

                      Associates VI, Fund VI, Kane and Zug share the power to vote 2,068,127 Common Shares

                 (iii) sole power to dispose or to direct the disposition of:

                      HarbourVest has sole power to dispose or to direct the disposition of 2,068,127 Common Shares.

                 (iv) shared power to dispose or to direct the disposition of:

                      Associates VI, Fund VI, Kane and Zug share the power to dispose or to direct the disposition of 2,068,127 Common Shares

Item 5      Ownership of Five Percent or Less of a Class:

            Not applicable.

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

            See Item 4 above.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

            Not applicable.

Item 8      Identification and Classification of Members of the Group:

            Not applicable.

Item 9      Notice of Dissolution of a Group:

            Not applicable.

Item 10     Certification:

            Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2006                HARBOURVEST PARTNERS, LLC


                                        By: /s/ Martha D. Vorlicek
                                            ------------------------------------
                                        Name: Martha D. Vorlicek
                                        Title: Managing Director


Dated: February 10, 2006                EDWARD W. KANE
                                        /s/ Edward W. Kane
                                        ----------------------------------------
                                        Name: Edward W. Kane


Dated: February 10, 2006                D. BROOKS ZUG
                                        /s/ D. Brooks Zug
                                        ----------------------------------------
                                        Name: D. Brooks Zug


Dated: February 10, 2006                HarbourVest VI-Direct Associates LLC

                                        By: HarbourVest Partners, LLC
                                        Its Managing Member


                                        By: /s/ Martha D. Vorlicek
                                            ------------------------------------
                                        Name: Martha D. Vorlicek
                                        Title: Managing Director


Dated: February 10, 2006                HarbourVest Partners VI-Direct Fund L.P.

                                        By: HarbourVest VI-Direct Associates LLC
                                        Its General Partner

                                        By: HarbourVest Partners, LLC
                                        Its Managing Member


                                        By: /s/ Martha D. Vorlicek
                                            ------------------------------------
                                        Name: Martha D. Vorlicek
                                        Title: Managing Director

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties for whom copies are to be sent.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)